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SECURITIE... ...SSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 52364

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Matrix Private Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 South 12th Street, 3rd Floor
(No. and Street)

Richmond	Virginia	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Looney (212) 708-2438
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheely Burcham Eddins Rokenbrod & Carroll
(Name — if individual, state last, first, middle name)

7200 Glen Forest Drive, Suite 203 Richmond, VA 23226
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jeffrey G. Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Matrix Private Equities, Inc., as of February 28, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President
Title

Diana B. Lambert
Notary Public
My Commission Expires September 30, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Report on Internal Control Required by Sec Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
MAR 01 2002
SECTION

Financial Statements

MATRIX PRIVATE EQUITIES, INC.

December 31, 2001

FINANCIAL STATEMENTS

MATRIX PRIVATE EQUITIES, INC.

December 31, 2001

CHEELY BURCHAM EDDINS ROKENBROD & CARROLL

A PROFESSIONAL CORPORATION

Certified Public Accountants & Consultants

7200 GLEN FOREST DRIVE
RICHMOND, VIRGINIA 23226

TELEPHONE (804) 282-2121
FACSIMILE (804) 288-5606
WEB SITE www.cberc.com

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS

VIRGINIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS



MAR 01 2002

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Matrix Private Equities, Inc.
Richmond, Virginia

We have audited the accompanying statement of financial condition of Matrix Private Equities, Inc. (the "Company") as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Matrix Private Equities, Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Cheely Burcham Eddins Rokenbrod & Carroll

February 15, 2002

STATEMENT OF FINANCIAL CONDITION

MATRIX PRIVATE EQUITIES, INC.

December 31, 2001

ASSETS

Cash	$ 39,359
Prepaid expenses	1,230
	$ 40,589

LIABILITIES AND STOCKHOLDER'S EQUITY

Taxes payable	$ 251

STOCKHOLDER'S EQUITY

Common stock, $.01 par value; 10,000 shares authorized; 3,047 shares issued and outstanding	30
Additional paid in capital	74,970
Accumulated deficit	(34,662)
	40,338
	$ 40,589

See notes to statement of financial condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MATRIX PRIVATE EQUITIES, INC.

December 31, 2001

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Nature of Business: Matrix Private Equities, Inc. ("the Company") was incorporated December 16, 1999 to act as an investment banker broker-dealer providing merger and acquisition consulting services to privately held companies and assisting in placing new offerings of debt and equity securities.

Income Taxes: The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *"Accounting for Income Taxes"* (FAS 109). Under the provisions of FAS 109, an entity recognizes deferred tax assets and liabilities for future tax consequences of events that have been previously recognized in the entity's financial statements or tax returns. The measurement of deferred tax assets and liabilities is based on provision of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. Under FAS 109, measurement is computed using the applicable tax rates.

Revenue Recognition: The Company's primary revenues are derived from retainer fees and investment banking fees related to financing transactions. Revenue from retainer fees is recorded upon signing of the contract because retainer fees are non-refundable. Investment banking fees are recorded at the date the transaction goes to closing.

NOTE B—AFFILIATE AGREEMENT

The Company has an agreement with an affiliated company, Matrix Capital Markets Group, Inc. ("Matrix") in which the Company pays Matrix a management fee of 90% of net income for expenses paid by Matrix on behalf of the Company. Those expenses covered under the agreement include outside labor, salaries, taxes, insurance, marketing costs, credit reports, subscriptions, travel expenses, furniture and fixtures rent, postage, office supplies, accounting and legal services and other general administrative and office expenses.

For the year ended December 31, 2001, the Company paid $11,063 in management fees to Matrix as a result of this agreement.

NOTE C—NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1(and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $39,108, which was $34,108 in excess of its required net capital of $5,000. At December 31, 2001, the Company's percentage of aggregate indebtedness to net capital was less than 1%.

NOTE D—OTHER REGULATORY REQUIREMENTS

The Company does not hold any funds or securities for the accounts of customers and clears all its customers' transactions through another broker-dealer on a fully disclosed basis. It is therefore exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii).

CHEELY BURCHAM EDDINS
ROKENBROD & CARROLL
A PROFESSIONAL CORPORATION
Certified Public Accountants & Consultants
7200 GLEN FOREST DRIVE
RICHMOND, VIRGINIA 23226
TELEPHONE (804) 282-2121
FACSIMILE (804) 288-5606
WEB SITE www.cberc.com

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS
VIRGINIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS


MAR 01 2002

Board of Directors and Stockholders
Matrix Private Equities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Matrix Private Equities, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, stockholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 15, 2002